Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 7, 2013, is intended to supplement and complement the consolidated interim financial statements and notes thereto for the three month period ended March 31, 2013. This MD&A should be read in conjunction with IAMGOLD’s annual audited consolidated financial statements and related notes for December 31, 2012 and the related MD&A included in the 2012 annual report. All monetary figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov. IAMGOLD’s shares trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

INDEX

About IAMGOLD	2
First Quarter 2013 Highlights	2
Outlook	6
Market Trends	8
Quarterly Updates
Operations	10
Development and Expansion Projects	18
Exploration	20
Quarterly Financial Review	23
Financial Condition
Liquidity and Capital Resources	23
Market Risks	24
Shareholders’ Equity and Cash Flow	26
Disclosure Controls and Procedures and Internal Control over Financial Reporting	27
Critical Judgments and Estimates	28
Future Accounting Policies and Risks and Uncertainties	28
Non-GAAP Performance Measures	28

ABOUT IAMGOLD

IAMGOLD Corporation (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world’s top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD’s growth plans are strategically focused in certain regions in Canada and in select countries in South America and Africa.

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

FIRST QUARTER 2013 HIGHLIGHTS

FINANCIAL

•

As a result of the adoption of IFRS 11, Joint Arrangements, effective January 1, 2013, the Company began accounting for its joint venture interests, Sadiola (41%) and Yatela (40%), using the equity method of accounting instead of proportionate consolidation. The Company now reports earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from associates and joint ventures. Although there is no change to net earnings and earnings per share, individual line items such as revenues, cost of sales and income tax expense were affected by collapsing the impact of Sadiola and Yatela to one line. In addition, consolidated operating cash flows and investing activities within the consolidated statements of cash flows were impacted due to the difference in equity accounting as compared to proportionate consolidation. The Company continues to present operational information about its joint ventures, including cash costs and gold production.

[1]

Jantzi Social Index (“JSI”). The JSI, a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

•

Revenues for the first quarter 2013 were $305.3 million, down $48.8 million or 14% from the same prior year period. The decrease in revenues is mainly related to lower gold sales volume ($39.1 million) and a lower realized gold price ($11.5 million), partially offset by increased by-product credits and royalty income ($0.5 million) and higher niobium sales ($1.3 million). The reduction in sales volumes was primarily related to lower production, as expected, from processing lower grades at Essakane and timing differences between production and sales.

•

The cost of sales for the first quarter 2013 was $184.4 million, up $5.6 million or 3% from the same prior year period. The increase is related to higher than expected operating costs mainly related to longer hauling distances at Rosebel and the mining and processing of harder rock ($4.6 million) and higher depreciation expense ($1.0 million).

•

Net earnings attributable to equity holders for the first quarter 2013 were $10.9 million or $0.03 per share, down $108.3 million or 91% from the same prior year period. The decrease is mainly related to lower revenues and higher cost of sales noted above ($54.4 million), higher impairment of investments ($22.8 million), derivative losses ($17.6 million) and higher foreign exchange losses ($12.7 million).

•	Adjusted net earnings[1] for the first quarter 2013 were $57.7 million ($0.15 per share1), down $33.9 million ($0.09 per share) or 37% from the same prior year period.

•

Operating cash flow for the first quarter 2013 was $99.5 million, down $49.7 million or 33% from the same prior year period. The decrease in operating cash flow was mainly due to lower revenues noted above ($48.8 million).

•	Operating cash flow before changes in working capital[1] for the first quarter 2013 was $115.2 million ($0.31 per share1), down $65.6 million ($0.17 per share) or 36% from the same prior year period.

•

Cash, cash equivalents and gold bullion (at market value) was $863.3 million at March 31, 2013, down $157.3 million since December 31, 2012 mainly due to capital expenditures related to mining assets ($194.7 million), the payment of dividends ($48.6 million) and a decline due to a lower closing gold price for the gold bullion holdings ($8.0 million), offset partially by net cash from operating activities ($99.5 million).

OPERATIONS

•	The Company made the 2013 Maclean’s/Sustainalytics list of the 50 Most Socially Responsible Corporations in Canada for the fourth year in a row.

•

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) for the first quarter 2013 was 0.96 compared to 1.12 for full year 2012, representing a 14% improvement.

GOLD

•

The gold processing plant at the Westwood mine in the province of Québec began operating in March 2013. Initially, ore stockpiled from the adjacent Mouska mine is being processed. During 2013, the plant is expected to produce between 130,000 ounces and 150,000 ounces of gold, with approximately 60,000 ounces from the 30-year old Mouska mine and approximately 80,000 ounces from the Westwood mine.

•

Attributable gold production, inclusive of joint venture operations, for the first quarter 2013 was 188,000 ounces, down 19,000 ounces or 9% from the same prior year period. Gold production was lower due to lower grades at Essakane (15,000 ounces) and Sadiola (6,000 ounces) and lower throughput at Rosebel (4,000 ounces), partially offset by increased production at Yatela (3,000 ounces) and Mouska (3,000 ounces). With the ramp-up of contribution from the Doyon division, the Company is on track to meet its annual production guidance.

•

Attributable sales volume, inclusive of joint venture operations, for the first quarter 2013 was 171,000 ounces compared to attributable gold production of 188,000 ounces. The difference was mainly related to Rosebel (8,000 ounces), due in part to in-transit inventory related to switching to a different refiner for carbon fines, and ramp-up of processing at Mouska (5,000 ounces).

•

Cash costs[1], inclusive of joint venture operations, for the first quarter 2013 were $787 per ounce, up 16% from the same prior year period. As expected, the year-over-year increase was mainly due to the impact of lower grades and the increase in processing hard rock together with inflationary cost pressures across all sites. The Company benefited from mine re-sequencing, mostly at Rosebel, to access high grade ore and the proactive kick-off of its cost reduction program. While the Company anticipates further benefits from the cost reduction initiatives, the Company is maintaining its outlook on cash cost and will re-visit guidance in the second quarter.

[1]

The Company has disclosed adjusted net earnings, adjusted net earnings per share, operating cash flow before changes in working capital, operating cash flow before changes in working capital per share, total cash cost per ounce produced, gold margin and operating margin per kilogram of niobium sold which are non-GAAP measures. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

NIOBIUM

•

Niobium production for the first quarter 2013 was 1.2 million kilograms, up 9% from the same prior year period. The operating margin per kilogram of niobium[1] for the first quarter 2013 was similar to the same prior year period at $16 per kilogram.

CORPORATE DEVELOPMENTS

•

In March 2013, before the drop in the gold price, the Company announced a $100 million cost-reduction program to counter the cost pressure from inflation and the higher demand for power associated with increasing rock hardness at Essakane and Rosebel. The Company has completed comprehensive cost reviews at all operating and exploration sites and corporate offices to identify specific areas to reduce costs. The Company plans to reduce costs at its operations by $43 million, exploration expenditures by $40 million, general and administrative costs at mine sites by $11 million and corporate general and administration costs by $6 million. Through a combination of greater control over discretionary spending, the prioritization of activities and measures to improve productivity, the Company is achieving good traction with this program. The following are some examples:

•	Prioritization of brownfield and greenfield exploration projects, leading to refocusing of objectives and cuts to, or elimination of lower priority projects.

•	Hiring freezes at most operations, with exceptions only for critical production roles.

•	Re-sequencing of mining to defer waste stripping and to improve ore grades during 2013.

•	Discussions with key suppliers to reduce costs of consumables and services as well as capital equipment.

•	Reduced reagent consumption and prices at Niobec and increased productivity in the converter process thereby reducing unit production costs.

•	Reduced corporate travel and revised travel policy.

•	Fuel and waste oil management program to reduce fuel consumption.

•

The Company announced on November 26, 2012 that it had reached a definitive agreement (the “Agreement”) with the Government of the Republic of Suriname (the “Government”) addressing future resource development and related power costs. On April 13, 2013, the Agreement was approved by the legislative authority of Suriname, the National Assembly. The Agreement extends the term of Rosebel’s existing Mineral Agreement by 15 years to 2042. The Agreement further establishes a new joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis for investment beyond the scope of the current operation. The Agreement provides additional power at a cost of $0.11 per kilowatt hour, which will apply to any production from the joint venture area. The existing Rosebel concession will remain under the current ownership structure.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Summary of Financial and Operating Results	Three months ended March 31,
($ millions, except where noted)	2013	Change	2012[1]
Financial Data
Revenues	$305.3	(14%)	$354.1
Cost of sales	184.4	3%	178.8

Gross earnings from mining operations	$120.9	(31%)	$175.3

Net earnings attributable to equity holders of IAMGOLD	$10.9	(91%)	$119.2
Basic net earnings per share ($/share)	$0.03	(91%)	$0.32

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$57.7	(37%)	$91.6
Basic adjusted net earnings per share ($/share)[2]	$0.15	(38%)	$0.24

Operating cash flow	$99.5	(33%)	$149.2
Operating cash flow ($/share)[2]	$0.26	(35%)	$0.40

Operating cash flow before changes in working capital[2]	$115.2	(36%)	$180.8
Operating cash flow before changes in working capital ($/share)[2]	$0.31	(35%)	$0.48

Key Operating Statistics – Gold Mines
Gold sales – attributable (000s oz)	171	(12%)	195
Gold production – attributable (000s oz)	188	(9%)	207

Average realized gold price ($/oz)	$1,631	(4%)	$1,702
Total cash cost ($/oz)[2]	$787	16%	$679
Gold margin ($/oz)[2]	$844	(17%)	$1,023

Key Operating Statistics – Niobec Mine
Niobium production (millions of kg Nb)	1.2	9%	1.1
Niobium sales (millions of kg Nb)	1.2	—	1.2
Operating margin ($/kg Nb)[2]	$16	—	$16

Financial Position ($ millions)	March 31, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
— at market value	$863.3	(15%)	$1,020.6
— at cost	$744.9	(17%)	$894.2
Total assets	$5,282.5	—	$5,295.6
Long-term debt	$639.2	—	$638.8
Available credit facilities	$750.0	—	$750.0

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]

The Company has disclosed the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce produced, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

OUTLOOK

Production and cash costs guidance maintained for 2013.

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division (000s oz)[1]	130 – 150

Total owner-operated production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Owner-operated total cash cost ($/oz)[2]	$810 – $880
Consolidated total cash cost ($/oz)[2]	$850 – $925

Owner-operated all-in sustaining cost ($/oz)[3]	$1,150 – $1,250
Consolidated total all-in sustaining cost ($/oz)[3]	$1,200 – $1,300

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin ($/kg Nb)[2]	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 – 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets in the consolidated balance sheet.

[2]

Cash cost per ounce produced and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP measures.

[3]

All-in sustaining cost per ounce sold is defined as the sum of operating gold sites attributable cost of sales excluding depreciation and including by-product credits, corporate general and administration expenses, sustaining exploration spending, sustaining capital expenditures and asset retirement obligation costs divided by attributable ounces sold. The Company plans to conform to the World Gold Council industry guidelines.

The Company maintains its 2013 annual gold production guidance range of 875,000 to 950,000 ounces. Production is expected to trend higher in the second quarter with the processing of Mouska stockpiled ore and is expected to end the year within guidance.

The Company maintains its 2013 cash cost guidance range of $850 and $925 an ounce. Cash costs for the remainder of the year are expected to trend higher, mainly due to increasing hard rock at Rosebel and Essakane. The Company expects to end the year within its cash cost guidance.

As disclosed in the Company’s annual MD&A, depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane. Depreciation expense is expected to be in the range of $175 million to $185 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

The outlook is based on 2013 full year assumptions using an average realized gold price of $1,600 per ounce, C$/U.S.$ exchange rate of 1.00, U.S.$/€ exchange rate of 1.25 and average crude oil price of $95 per barrel.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

EFFECTIVE TAX RATE

The effective tax rate for the first quarter 2013 was 68% due to the limited tax deductibility on the impairment of investments. After normalizing earnings for the impairment and other items, the effective tax rate was 36% in the first quarter 2013 and is comparable to the annual effective tax rate of 38% previously provided as guidance.

Income tax paid was $14.3 million in the first quarter 2013. As in the prior year, income tax paid will be highest in the second quarter 2013 as final payments for the 2012 income tax liabilities and installments for the estimated income tax liabilities for 2013 will be made. For the second quarter 2013, income tax paid is expected to be in the range of $50 million to $60 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 million and 5.1 million kilograms of niobium in 2013 at an operating margin of between $15 and $17 per kilogram.

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining	Development/ Expansion		Total
Gold segments
Rosebel	$108.0	$22.0	[1]	$130.0
Essakane	100.0	200.0		300.0
Westwood	20.0	80.0		100.0

Total gold segments	228.0	302.0		530.0
Niobec	31.0	49.0		80.0
Corporate and other	5.0	—		5.0

Total capital expenditures, consolidated	264.0	351.0		615.0
Joint ventures – Sadiola[2] and Yatela	20.0	30.0		50.0

	$284.0	$381.0		$665.0

[1]

The Company is pursuing further discussions with the Government of Suriname to reduce power rates applicable to its existing concession. The feasibility study and associated capital program, if any, will not be finalized until the power rate is determined.

[2]

Attributable capital expenditures of $50 million include sustaining capital expenditures, capitalized stripping costs and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide expansion project.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

For the first quarter 2013, the gold price has displayed volatility with spot daily closings between $1,574 and $1,694 per ounce (first quarter 2012: between $1,598 and $1,781 per ounce) from the London Bullion Market Association.

	Three months ended March 31,
	2013	Change	2012
Average market gold price ($/oz)	$1,632	(3%)	$1,691
Average realized gold price ($/oz)	$1,631	(4%)	$1,702
Closing market gold price ($/oz)	$1,598	(4%)	$1,663

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% at the end of 2012. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production in the first quarter 2013 was 2% higher than the first quarter 2012. The general increase in overall crude steel production was due to China, offset by significant reductions in Japan, Korea, the United States and Europe. Steel production is up, but due to regional differences, overall consumption of niobium is down. Even with the reduction in niobium demand in the first quarter 2013, Niobec was able to sell all available material and maintain its pricing from the prior year.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the first quarter 2013. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

Three months ended March 31	2013	2012
Average rates
• Canadian$ / U.S.$	1.0075	1.0011
• U.S.$ / Euro	1.3205	1.3117

Closing rates
• Canadian$ / U.S.$	1.0160	0.9978
• U.S.$ / Euro	1.2819	1.3343

For the remainder of 2013, the Company will have a significant Canadian dollar requirement due to the expenditures required for Westwood, Côté Gold pre-feasibility work, and the Niobec expansion feasibility project. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. During 2013, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to financial condition – market risks section for more information.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.1 million barrels of fuel in 2013. During the first quarter 2013, the oil price displayed considerable volatility with spot daily closings between $90 and $98 per barrel.

Three months ended March 31	2013	2012
Average market oil price ($/barrel)	$94	$103
Closing market oil price ($/barrel)	$97	$103

Refer to financial condition – market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities on cash cost per ounce of gold around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2013 production levels.

	Change of	Annualized Impact on Cash Cost[1] by $/oz
Gold price	$100/oz	$5
Oil price	$10/barrel	$13
Canadian$ / U.S.$	$0.10	$14
U.S.$ / Euro	$0.10	$11

[1]	Cash cost per ounce produced is a non-GAAP measure. Refer to non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

QUARTERLY UPDATES

Operations

The table below presents the total ounces of gold sold and the average realized gold price per ounce.

	Gold Sales[1] (000s oz)		Average Realized Gold Price ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
IAMGOLD operator (100%)	155	178	$1,630	$1,704
Joint ventures[2]	28	30	$1,638	$1,690

Total[1]	183	208	$1,631	$1,702

[1]	Attributable sales volume for the first quarter 2013 and 2012 were 171,000 and 195,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
[2]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).

The table below presents the attributable gold production and total cash cost per ounce of production to the Company.

	Gold Production (000s oz)		Total Cash Cost ($/oz)[1]
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
IAMGOLD Operator
Rosebel (95%)	89	93	$717	$637
Essakane (90%)	65	80	729	562
Doyon division[2] (100%)	5	2	988	134

	159	175	$731	$596

Joint Ventures
Sadiola (41%)	19	25	$1,043	$1,010
Yatela (40%)	10	7	1,196	1,613

	29	32	$1,094	$1,135

Total	188	207	$787	$679

Cash cost, excluding royalties			$699	$588
Royalties			88	91

Total cash cost[1]			$787	$679

[1]	Total cash cost is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.
[2]

In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the processing plant at Westwood began milling Mouska stockpiled ore.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

CAPITAL EXPENDITURES

Three months ended March 31, 2013
($ millions)	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel	$36.0	$12.3	$48.3
Essakane	30.5	45.6	76.1
Westwood	—	51.9	51.9

Total gold segments	66.5	109.8	176.3
Niobec	8.4	9.8	18.2
Corporate and other	0.2	—	0.2

Total capital expenditures, consolidated	75.1	119.6	194.7
Joint ventures[1] – Sadiola and Yatela	7.0	7.4	14.4

	$82.1	$127.0	$209.1

[1]	Attributable capital expenditures of joint ventures: Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	10,954	(17%)	13,203
Capital waste mined (000s t)	2,323	190%	801
Strip ratio[1]	4.5	50%	3.0
Ore milled (000s t)	2,898	(7%)	3,131
Head grade (g/t)	1.1	10%	1.0
Recovery (%)	96	2%	94
Gold production – 100% (000s oz)	94	(4%)	98
Attributable gold production – 95% (000s oz)	89	(4%)	93
Gold sales – 100% (000s oz)	83	(5%)	87
Gold revenue ($/oz)[2]	$1,630	(4%)	$1,702
Cash cost excluding royalties ($/oz)	$623	16%	$538
Royalties ($/oz)	$94	(5%)	$99

Total cash cost ($/oz)[3]	$717	13%	$637

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce produced is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

Gold production for the first quarter 2013 was 4% lower than the same prior year period due to lower throughput partially offset by higher than expected grades and recoveries. Throughput was lower due to unscheduled maintenance, which resulted in the mill being shut down for seven days, and a harder rock blend.

Total cash cost per ounce produced was higher compared to the same prior year period mainly due to lower production, increased labour costs, higher maintenance costs and higher fuel costs from longer hauls. The mine was able to sequence its mining to process higher grade ore to mitigate the increase in cash costs.

During the first quarter 2013, sustaining capital expenditures were $36.0 million and included mining equipment ($18.9 million), capitalized stripping ($5.4 million), resource development exploration ($3.2 million), tailings dam ($3.1 million), capital spares ($2.3 million) and other sustaining capital ($3.1 million).

Outlook

The Company maintains the guidance provided for the Rosebel mine. Rosebel’s attributable production in 2013 is expected to be between 365,000 and 385,000 ounces. Capital expenditures are expected to be approximately $130 million related to mobile equipment ($50 million), tailings dam ($15 million), capital spares ($10 million), completion of the third ball mill ($5 million), resource delineation ($15 million), capitalized stripping ($15 million) and other sustaining capital ($20 million). Outlook for capital expenditures related to the feasibility study will not be finalized until the power rate is determined.

Cost management initiatives

Ongoing cost management initiatives at Rosebel include continuous improvement programs to improve utilization of primary production equipment in the mine, improve operator efficiency, optimize bench sizes, improve drill and blast performance and, additionally, optimize the intensive cyanide leach section of the gravity circuit to increase overall recovery and reduce total cyanide consumption. The operation continues to look for and implement opportunities to reduce manpower requirements, to reduce power consumption and to find additional soft rock resources to feed the plant.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	2,131	(39%)	3,512
Capital waste mined (000s t)	8,896	135%	3,785
Strip ratio[1]	4.4	144%	1.8
Ore milled (000s t)	2,612	(1%)	2,626
Head grade (g/t)	0.9	(18%)	1.1
Recovery (%)	92	(1%)	93
Gold production – 100% (000s oz)	72	(19%)	89
Attributable gold production – 90% (000s oz)	65	(19%)	80
Gold sales – 100% (000s oz)	72	(18%)	88
Gold revenue ($/oz)[2]	$1,629	(4%)	$1,704
Cash cost excluding royalties ($/oz)	$647	35%	$480
Royalties ($/oz)	$82	—	$82

Total cash cost ($/oz)[3]	$729	30%	$562

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce produced is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

Gold production was 19% lower than the same prior year period as a result of expected lower grades. During the first quarter 2013, Essakane continued stripping in Phase 2 of the push-back of the main pit. During this period, higher grade harder ore was stockpiled, while lower grade softer ore was mined and processed.

Total cash costs in the first quarter 2013 were higher compared to the same prior year period mainly due to the impact of lower grades, higher energy prices and consumption and the upward pressure on consumable prices.

During the first quarter 2013, sustaining capital expenditures were $30.5 million and consisted of capitalized stripping costs ($19.4 million), mining equipment ($5.9 million) and other sustaining capital ($5.2 million).

Outlook

The Company maintains the guidance provided for the Essakane mine. Essakane’s attributable production in 2013 is expected to be between 255,000 and 275,000 ounces. The mine is expected to process more hard and transitional rock at a lower head grade compared to 2012. Capital expenditures are expected to be approximately $300 million related to the plant expansion ($200 million), capitalized stripping ($74 million), resource delineation ($11 million) and other sustaining capital ($15 million).

Cost management initiatives

Ongoing cost management initiatives at Essakane include significantly improved loading and hauling productivity in the mine, improved primary crusher performance and a program to improve maintenance reliability in the plant to maximize operating time and improve circuit stability. As well, the construction team achieved early completion of two key elements of the expansion project: additional leach capacity and a pebble crusher for the existing grinding circuit. Commissioning and integration of these two elements during April will enhance performance, including improved efficiency of consumables. Manpower growth at Essakane is being managed tightly, and filling of open expatriate positions is being restricted. Efforts continue as well to review alternative power sources for Essakane.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	26	44%	18
Ore milled (000s t)	16	—	—
Head grade (g/t)	11.6	—	—
Recovery (%)	92	—	—
Gold production (000s oz)	5	150%	2
Gold sales (000s oz)	—	(100%)	3
Gold revenue ($/oz)[1]	$—	(100%)	$1,751
Cash cost excluding royalties ($/oz)	$953	882%	$97
Royalties ($/oz)	$35	(5%)	$37

Total cash cost ($/oz)[2]	$988	637%	$134

[1]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[2]	Total cash cost per ounce produced is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

Gold production commenced at the end of March at the re-furbished mill of the Doyon division. Ore stockpiled from the Mouska mine was processed in the mill during the first quarter 2013. Cash costs were higher compared to the same prior year period as gold production for the prior period was linked to the mill clean-up process.

Outlook

The Company maintains the guidance provided for the Doyon division. The Doyon division includes the Mouska mine and the Westwood mine. The Mouska mine is scheduled to close at the end of 2013 and the Westwood mine is expected to reach commercial production by October 2013. Total Doyon division gold production in 2013 is expected to be between 130,000 and 150,000 ounces. Capital expenditures are expected to be approximately $100 million and include underground mine development ($45 million), underground mine equipment ($29 million), shaft sinking ($5 million), underground and surface construction ($14 million) and resource delineation ($7 million).

Until the mine site achieves commercial production, the contribution from the gold produced in the interim period will be applied as a credit against mining assets in the consolidated balance sheets. The consolidated statements of cash flows in total will not change; however, operating cash flows will be lower offset by lower cash in investing activities. The revenues from the gold sold after obtaining commercial production at Westwood will be reported in the consolidated statements of earnings.

Cost management initiatives

Initiatives at Westwood are focused on improving underground development productivity. These efforts include greater involvement of senior supervisors underground, improvements to the supply chain for work materials to development crews, improved maintenance practices and scheduling additional working faces to provide greater flexibility. Improved underground development productivity will reduce requirements for both additional manpower and equipment going forward, as well as provide opportunities for increased production for the current year and a quicker project ramp up period.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	2,404	43%	1,686
Capital waste mined (000s t)	734	(66%)	2,146
Strip ratio[1]	14.8	(34%)	22.3
Ore milled (000s t)	438	(2%)	448
Head grade (g/t)	1.3	(38%)	2.1
Recovery (%)	93	9%	85
Attributable gold production – 41% (000s oz)	19	(24%)	25
Attributable gold sales – 41% (000s oz)	18	(25%)	24
.Gold revenue ($/oz)[2]	$1,642	(3%)	$1,686
Cash cost excluding royalties ($/oz)	$953	4%	$915
Royalties ($/oz)	$90	(5%)	$95

Total cash cost ($/oz)[3]	$1,043	3%	$1,010

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce produced is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

Attributable gold production for the first quarter 2013 was 24% lower compared to the same prior year period driven by lower grades partially offset by higher recovery.

Total cash costs were 3% higher compared to the same prior year period mainly as a result of lower gold production. Royalties were lower as a result of lower realized gold prices.

In the first quarter 2013, attributable sustaining capital expenditures were $5.8 million and consisted of spending on capitalized stripping ($3.4 million) and various smaller projects ($2.4 million).

Sadiola did not distribute a dividend in the first quarter 2013 and 2012.

Cost management initiatives

For 2013, Sadiola will address the effectiveness of contractor management so as to improve mining efficiencies and mill performance to reduce maintenance costs and increase gold production.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	1,206	(45%)	2,175
Strip ratio[1]	27.7	66%	16.7
Ore crushed (000s t)	256	4%	246
Head grade (g/t)	1.2	50%	0.8
Attributable gold stacked – 40% (000s oz)	10	67%	6
Attributable gold production – 40% (000s oz)	10	43%	7
Attributable gold sales – 40% (000s oz)	10	67%	6
Gold revenue ($/oz)[2]	$1,632	(4%)	$1,704
Cash cost excluding royalties ($/oz)	$1,098	(28%)	$1,522
Royalties ($/oz)	$98	8%	$91

Total cash cost ($/oz)[3]	$1,196	(26%)	$1,613

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce produced is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliations to GAAP measures.

Attributable gold production for the first quarter 2013 was 43% higher compared to the prior year as a result of higher gold grades from the bottom of a satellite pit. Total operating material mined was 45% lower compared to the same prior year period as the mine is approaching its end of life.

Total cash costs in the first quarter 2013 were lower compared to the same prior year period due to higher gold production and the impact of the impairment of inventories during 2012 which have reduced the net cost of gold produced.

In the first quarter 2013, attributable sustaining capital expenditures were $1.2 million.

Yatela did not distribute a dividend in the first quarter 2013 and 2012.

Cost management initiatives

Cost management for Yatela is focused on improving the production of gold through accessing additional and/or higher grade ore zones as they are identified. During the end of life mining, Yatela will continue to look for opportunities to leach additional gold from older heaps.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	590	4%	570
Ore milled (000s t)	565	2%	555
Grade (% Nb2O5 )	0.58	5%	0.55
Niobium production (millions of kg Nb)	1.2	9%	1.1
Niobium sales (millions of kg Nb)	1.2	—	1.2

Operating margin ($/kg Nb)[1]	$16	—	$16

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Niobium production in the first quarter 2013 was marginally higher than the same prior year period as higher Nb2O5 ore grades were realized together with higher throughput tonnage.

Niobium revenues increased to $49.7 million in the first quarter 2013 compared to $48.4 million in the same prior year period due to marginally higher sales volume. The operating margin in the first quarter 2013 remained unchanged compared to the same prior year period.

In the first quarter 2013, sustaining capital expenditures were $8.4 million and consisted of underground development ($3.2 million), mill optimization ($1.5 million) and various other projects ($3.7 million).

Outlook

The Niobec mine’s production for 2013 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. Capital expenditures are expected to be $80 million and include completion of the expansion feasibility study, land acquisitions and mine development associated with the expansion ($49 million), underground mine development for near-term production ($9 million), completion of the mill expansion to reach a throughout rate of 285 tonnes per hour ($4 million), completion of an underground garage ($3 million), and other sustaining capital ($15 million).

The timing of further capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the completion of the feasibility study in the third quarter 2013. Regardless of project economics related to the expansion, the Company will not move forward without a partner to participate in the funding.

Cost management initiatives

For 2013, Niobec is focusing on improving underground development productivity and blasting efficiency. Improved stability of ore quality fed to the mill, together with enhanced flotation capacity, is providing improved metallurgical performance. In the converter, the operation has introduced larger melting vessels to improve overall productivity and reduce costs.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

DEVELOPMENT AND EXPANSION PROJECTS

	Three months ended March 31,
($ millions)	2013	2012
Rosebel – expansion	$12.3	$4.9
Essakane – expansion	45.6	16.8
Westwood – development	51.9	36.1
Niobec – expansion	9.8	0.8

	119.6	58.6
Joint ventures – expansion – Sadiola sulphide project (41%)	7.4	5.2

Total development and expansion expenditures	$127.0	$63.8

In the first quarter 2013, the Company’s development and expansion project expenditures totaled $127.0 million.

ROSEBEL EXPANSION

On April 13, 2013, the previously announced Agreement with the Surinamese government on November 26, 2012 was unanimously approved by Suriname’s National Assembly. This Agreement provides the opportunity to target softer rock at a significantly reduced power rate. The Agreement:

•	Extends the terms of the existing agreement by 15 years to 2042.

•

Establishes a joint venture with the Government of Suriname targeting an area within a 45-kilometre radius of the Rosebel mill, but excluding the existing Rosebel concession. IAMGOLD will have a 70% participating interest and the Government of Suriname a 30% participating interest. The power rate applicable to all production from the joint venture area will be $0.11 per kilowatt hour, representing a 50% reduction from the current power rate.

The Company is pursuing further discussions with the Government of Suriname to reduce power rates applicable to its existing concession. The feasibility study will not be finalized until the power rate is determined.

Capital spending for non-sustaining projects amounted to $12.3 million in the first quarter 2013 and related to the expansion of the site where plans will be finalized by the middle of 2013 to further define the expansion potential of bringing in the satellite resources. Spending is related to mining equipment for expansion ($7.0 million), the third ball mill ($4.9 million) and the feasibility study ($0.4 million).

ESSAKANE EXPANSION

The plant expansion at Essakane which began in the middle of 2012 to accommodate an increasing proportion of hard rock is on plan and on time for completion by the end of 2013. As the mine moves into harder rock, the higher grades will help mitigate the impact of the higher energy consumption required to treat harder ore and improve grades in line with the life of mine average. The Company is also focused on bringing in softer ore from the Falagountou satellite resource, eight kilometres east of the main pit. On April 10, 2013, a protocol agreement was signed between the Falagountou district authority and Essakane on the development of the Falagountou pit. Site evaluation drilling has commenced in the second quarter and the Company is looking at the possibility of advancing evaluation and development studies with the objective of bringing the resource into production in 2014, which would be a year ahead of the original mine plan.

First quarter 2013 spending of $45.6 million for the Phase 2 expansion relates to construction, mine and mill equipment.

WESTWOOD DEVELOPMENT

The plant commenced production at the end of the first quarter 2013. The operation is initially processing stockpiled ore from the Mouska mine. The stockpiled ore from 2012 and the ore mined from Mouska in 2013 are expected to total approximately 60,000 ounces. Production from the Westwood mine, estimated at approximately 80,000 ounces for 2013, will ramp up through the year.

The Westwood project expenditures in the first quarter 2013 of $51.9 million consisted of significant infrastructure preparation and construction, including the cyanide destruction plant, paste fill plant and mill refurbishing. During the first quarter 2013, shaft sinking was completed to a depth of 1,958 metres. Underground development work in the first quarter 2013 totaled 3,788 metres of lateral and vertical excavation. The majority of the $51.9 million spending in the first quarter 2013 related to underground development and general mine infrastructure.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

JOINT VENTURES – SADIOLA SULPHIDE PROJECT

With the exception of prior commitments, sustaining capital and capitalized stripping, the Company is deferring capital expenditures with respect to the sulphide expansion project until its joint venture partner, AngloGold Ashanti, agrees to move forward. Regardless of project economics, this is not a project that the Company will proceed with on its own. The Company’s attributable spending in the first quarter 2013 for the sulphide project of $7.4 million was related to previous commitments on equipment.

NIOBEC EXPANSION

Based on the pre-feasibility study completed in early 2012 for Niobec, the Company is proceeding with a feasibility study using the block caving mining method. The completion of the feasibility study for the Niobec expansion is expected in the third quarter 2013 followed by the finalization of the permitting process in the second quarter 2014. As previously stated, Niobec is a stable business that generates a predictable stream of cash flow. Regardless of project economics related to the expansion, the Company will not move forward without a partner to participate in the funding.

Spending of $9.8 million in the first quarter 2013 is related to completion of the expansion feasibility study, land costs and mine development associated with expansion and construction.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

EXPLORATION

IAMGOLD was active at brownfield development and greenfield exploration projects in eight countries located in West Africa and North and South America for the three months ended March 31, 2013.

In the first quarter 2013, exploration expenditures totaled $28.8 million ($27.7 million in the first quarter 2012), of which $22.1 million was expensed and $6.7 million was capitalized. Drilling activities from all projects totaled approximately 117,400 metres for the quarter.

($ millions)	Three months ended March 31,
	2013	Change	2012
Exploration projects - greenfield	$7.8	(37%)	$12.3
Exploration projects - brownfield [1]	12.2	(17%)	14.7

Subtotal	20.0	(26%)	27.0
Côté Gold project [2]	7.8	—	—
Other scoping and feasibility studies	1.0	43%	0.7

Total	$28.8	4%	$27.7

[1]	Exploration projects - brownfield exclude $0.8 million of expenditures related to Sadiola and Yatela for the first quarter 2013 and $0.7 million for the same prior year period.
[2]	Expenditures for the Côté Gold project include pre-feasibility studies, permitting and exploration.

OUTLOOK – 2013 EXPLORATION

The following table represents the current outlook for exploration expenditures for 2013 after the $40 million reduction in exploration expenditures:

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.1	$32.2	$32.3
Exploration projects - brownfield [1]	26.5	13.6	40.1

Subtotal	26.6	45.8	72.4
Côté Gold project [2]	0.2	24.3	24.5
Other scoping and feasibility studies	—	2.1	2.1

Total	$26.8	$72.2	$99.0

[1]	Exploration projects-brownfield excludes $3.2 million of planned expenditure related to Sadiola and Yatela.
[2]	Planned expenditures for the Côté Gold project include pre-feasibility studies, permitting and exploration.

The outlook for 2013 exploration expenditures is $99.0 million, down $48.2 million as compared to the 2012 full year exploration spend, excluding spending of $5.1 million related to Sadiola and Yatela which are now accounted for using the equity method of accounting. In light of the Company’s $100 million cost reduction initiative, the Company has re-prioritized its global exploration activities and lowered its 2013 exploration outlook by $40 million. The reduction in exploration activities relates to greenfield projects ($14.9 million), brownfield projects ($18.6 million), and the Côté Gold project ($6.5 million). The reduction in Côté Gold spending reflects the deferral of some exploration costs into future years, as well as a redesign of some study components. Changes are not anticipated to impact the timing of the project. Nevertheless, the Company plans to undertake significant greenfield exploration campaigns on priority projects in Ontario, Brazil and Senegal, and largely maintain planned resource development drilling programs at the Rosebel, Essakane and Niobec operations, and on the Westwood project.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

On January 22, 2013, the Company announced an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and inferred resources of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114% increase in indicated resources in comparison to the previous estimate announced October 4, 2012.

Approximately 13,600 metres of diamond drilling was completed on the Côté Gold project in the first quarter 2013. The primary aim of the winter exploration program has been to complete infill drilling in areas of the resource that are easier accessed during winter freeze conditions. Results will be used to complete a further resource update as part of the ongoing prefeasibility work. Exploration activities continue with the objective to expand the limits of the Côté Gold deposit and evaluate priority targets elsewhere within the 516 square kilometre exploration property.

The filing of the Project Description with the Canadian Environmental Assessment Agency in March 2013 initiated the permitting process for the Côté Gold project in northern Ontario, which is expected to be completed by the end of 2014. The pre-feasibility study is expected to be completed by the end of 2013 followed by the completion of the feasibility study at the end of 2014. If the project economics based on the gold price environment at that time do not meet the Company’s required rate of return, then it will have the option of deferring the project. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during 2013 at Essakane, Rosebel, Westwood and Niobec.

ESSAKANE, BURKINA FASO

More than 33,300 metres of diamond and reverse circulation drilling was completed during the first quarter 2013 on the Essakane mine lease and surrounding mineral concessions, including over 6,650 metres directed to resource delineation and development. On the mine lease, drilling targeted areas of inferred resources within the Essakane Main Zone (“EMZ”), slightly below the feasibility study expansion pit design, and evaluated several brownfield oxide prospects. A comprehensive set of agreements was signed with the Falagountou and Essakane North stakeholders which will allow infill drilling at both locations. Additional infill drilling will also be initiated on two oxide targets identified south of the EMZ. On the exploration concessions, follow-up drilling campaigns were completed at the Sokadie and Tassiri prospects. Integration and interpretation of these results is in progress as assay data comes to hand.

ROSEBEL, SURINAME

Nearly 20,500 metres of diamond drilling was completed on the Rosebel mine lease during the first quarter 2013. The primary objective was to increase the oxide resource inventory at Mayo and Rosebel, and evaluate potential near-surface strike extensions of the Koolhoven, West Pay Caro and J-Zone deposits. Resource drilling has increased the confidence in the existing resource inventory and targeted resource expansions at Royal Hill, Roma, East Pay Caro, Mayo, and Rosebel. Exploration drilling to follow up on positive 2012 drill results was carried out in the Compagnie Creek area, located 2.5 kilometres south of the Rosebel pit. Elsewhere on the property, geological mapping and geochemical sampling programs continued, including a mechanical auger drill program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

WESTWOOD, QUEBEC, CANADA

Approximately 26,500 metres of diamond drilling was completed during the first quarter 2013 for the Westwood project. The program is designed to provide additional inferred resources and upgrade existing mineral resources to indicated categories in tandem with the on-going underground development and construction of the surface installations. Infill delineation drilling was completed between levels 84-05 and 132-10 to confirm the interpreted mineralized zones, and expansion drilling targeted mineralized horizons below level 132. As part of the development work, the exploration ramp and underground drifts were extended by over 3,100 metres during the quarter to provide better underground access for definition drilling in the upper parts of the deposit. The shaft was completed during the first part of the quarter at a final depth of 1,958 metres.

NIOBEC, QUEBEC, CANADA

During the first quarter 2013, 8,350 metres of underground diamond drilling was completed as part of a resource delineation and expansion program of the Niobec mine that has been designed to expand and convert resources to reserves, and underpin a five-year transition strategy toward the planned expansion of the operation. Returned drill results are as expected. A metallurgical test work program initiated in 2012 to confirm recoveries for use in resource estimation continued throughout the quarter.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on some 15 early to advanced stage greenfield exploration projects during the first quarter 2013.

Highlights during the quarter include:

KALANA JOINT VENTURE, MALI

In 2012, over 67,000 metres of diamond and reverse circulation drilling was completed on the Kalana project. The primary objective of the program was to develop a drill hole supported geological model of the Kalana deposit to be used to complete an NI 43-101 compliant mineral resource estimate. By year end, a preliminary estimate had been completed. Based on the results of the 2012 exploration program, a decision was made to terminate the option effective February 28, 2013.

BOTO, SENEGAL

Exploration drilling aiming to extend mineralized zones at the Boto2 and Boto4 prospects totaled over 5,300 metres in the first quarter 2013. Drilling continues to intersect wide zones of sulphide-bearing, variably altered and brecciated metasedimentary lithologies. Assay results are mainly pending but upon receipt will be incorporated into a geological model for use in a mineral resource estimate scheduled for completion in the first half of 2013.

PITANGUI, BRAZIL

Over 2,300 metres of diamond drilling were completed during the first quarter 2013 on the recent gold discovery in Banded Iron Formation (“BIF”) host rocks in Brazil. At the São Sebastião target, drilling has now traced a continuous zone of gold mineralization for 1,400 metres along strike. Drilling also commenced late in the quarter on the Aparição target located approximately three kilometres southeast of São Sebastião. The initial drillhole at Aparição cut a similar stratigraphy to São Sebastião including a narrow sulphide-bearing BIF unit. Although assays are pending for this hole, the discovery of a possible second mineralization system has elevated the exploration potential of the entire Pitangui district. Ground and borehole electromagnetic geophysical surveys are in progress to assist drillhole targeting.

REE PROJECT, QUEBEC, CANADA

On February 20, 2013, the Company announced an updated resource estimate incorporating the results of the 2012 drilling on its wholly owned Rare Earth Element (“REE”) deposit. Total indicated resources are estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An additional 527 million tonnes of inferred resources at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO have also been delineated.

An exploration drift extending from the nearby Niobec mine to the REE deposit was completed during the quarter for a total length of 1,280 metres including the services areas. The drift will allow for the collection of a bulk sample to support future metallurgical studies and provide access for future underground drilling programs once further studies are commissioned.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2013	2012[1]				2011[2]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues from continuing operations	$305.3	$398.5	$336.3	$364.5	$354.1	$417.9	$367.3	$289.9

Net earnings from continuing operations	$17.3	$94.6	$86.7	$60.9	$129.0	$145.8	$60.0	$80.1
Net earnings	$17.3	$94.6	$86.7	$60.9	$129.0	$145.8	$50.7	$484.5
Net earnings attributable to equity holders of IAMGOLD	$10.9	$84.6	$78.0	$52.9	$119.2	$133.6	$40.7	$478.9

Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.03	$0.22	$0.21	$0.14	$0.32	$0.36	$0.11	$1.28
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.03	$0.22	$0.21	$0.14	$0.32	$0.35	$0.11	$1.27

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	The revenues from continuing operations for 2011 have been adjusted to reflect the equity method of accounting for joint ventures, Sadiola and Yatela.

The first quarter 2013 is the thirteenth consecutive quarter of positive net earnings for the Company.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the first quarter 2013 with $863.3 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at March 31, 2013 was $910.4 million, down $118.2 million compared to December 31, 2012 due to lower current assets ($135.5 million), partially offset by lower current liabilities ($17.3 million).

Current assets were mainly down compared to December 31, 2012 due to less cash and cash equivalents of $149.3 million resulting from capital expenditures spent on mining assets ($194.7 million), the payment of dividends ($48.6 million), offset partially by cash generated from operating activities ($99.5 million).

Working Capital[1]		March 31, 2013	December 31, 2012[3]
Working capital[1]	($ millions)	$910.4	$1,028.6
Current working capital ratio[2]		3.9	4.1

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.
[3]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

As at March 31, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At March 31, 2013, the Company has committed $68.0 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

Gold Bullion		March 31, 2013	December 31, 2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
End of period spot price for gold	($/oz)	$1,598	$1,658
End of period market value	($ millions)	$215.3	$223.3

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

CONTRACTUAL OBLIGATIONS

Contractual obligations at March 31, 2013 were $1,216.7 million and include capital commitments and the contractual cash flows on the senior unsecured notes. These obligations will be met through available cash resources and operating cash flows.

The Company also holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risk section.

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

MARKETABLE SECURITIES AND WARRANTS HELD AS INVESTMENTS AND MARKET PRICE RISK

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. At the end of the quarter, the Company reviewed its marketable securities for objective evidence of impairment and determined that an impairment charge of $8.8 million was required, of which $5.3 million was transferred from other comprehensive income to interest income, derivatives and other investment gains (losses).

INVESTMENT IN ASSOCIATES

Associates (Galane Gold Ltd. and INV Metals Inc.) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) is included in the consolidated statements of earnings as share of net earnings from investments in associates and joint ventures (net of tax). The Company reviewed its investment in associates for objective evidence of impairment and determined that an impairment charge of $18.6 million was required for the investment in INV Metals Inc. as a result of a significant decline in the market value of the shares. As the Company has no ability to control the investment, it is not permitted to utilize an alternate valuation method, which may have otherwise found the investment to have a market value in excess of its carrying amount.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

At the end of March 2013, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros, oil and aluminum.

At March 31, 2013, the Company’s outstanding derivative contracts were as follows:

Contracts	2013	2014

Foreign Currency
Canadian dollar contracts (millions of C$)	300.0	305.2
Contract rate range (C$/$)	C$1.0000 – C$1.0725/$	C$1.0200 – C$1.0975/$
Hedge ratio[1]	61%	45%

Euro contracts (millions of €)	114.0	96.0
Contract rate range ($/€)	$1.1841– $1.2800/	€$1.2475/ €
Hedge ratio[1]	51%	37%

Commodities
Crude oil option contracts (barrels)	441,000	—
Contract price range ($/barrel of crude oil)	$75 - $95	—
Hedge ratio[1]	50%	—

Aluminum contracts (metric tonnes)	2,325	2,400
Contract rate range ($/metric tonnes)	$1,955 - $2,146	$1,900 - $2,150
Hedge ratio[1]	66%	49%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec, Essakane and Westwood mines and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments please refer to the Company’s consolidated interim financial statements at March 31, 2013.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

SHAREHOLDERS’ EQUITY

During the first quarter 2013, the Company paid a semi-annual dividend declared in December 2012 in the amount of $0.125 per share totaling $47.1 million. The payment of dividends to non-controlling interests for the three months ended March 31, 2013 was $1.5 million.

Number issued and outstanding (millions)	March 31, 2013	May 6, 2013
Shares	376.6	376.6
Share options	6.1	6.1

CASH FLOW

($ millions)	Three months ended March 31,
	2013	2012[1]
• Operating activities	$99.5	$149.2
• Investing activities	(199.2)	(128.6)
• Financing activities	(51.3)	(52.4)
• Impact of foreign exchange on cash and cash equivalents	1.7	5.8

Decrease in cash and cash equivalents	(149.3)	(26.0)
Cash and cash equivalents, beginning of year	797.3	1,046.7

Cash and cash equivalents, end of period	$648.0	$1,020.7

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

OPERATING ACTIVITIES

Net cash from operating activities were lower than the same prior year period by $49.7 million. The decrease mainly relates to lower gold revenue, which resulted mostly from lower gold sales volume.

INVESTING ACTIVITIES

Net cash used in investing activities are mainly the result of capital expenditures related to mining assets, which were higher than the same prior year period given the spending related to the Essakane expansion project in the current quarter.

FINANCING ACTIVITIES

Net cash used in financing activities was consistent with the same prior year period and was mainly for dividends paid.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2012 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2012 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting, was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that there are no material changes to the Company’s internal control over financial reporting and that the internal controls were effective as of December 31, 2012.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2013.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

CRITICAL JUDGMENTS AND ESTIMATES

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012.

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, please refer to Company’s consolidated interim financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (ERM) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks, which are evolving or emerging risks are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

For a comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represent net earnings attributable to equity holders excluding certain impacts, net of tax, such as changes in estimates of asset retirement obligations at closed sites, unrealized derivative gains or losses, gains or losses on sale of marketable securities and assets, interest expensed that is unrelated to financing working capital, impairments of investments in associates and marketable securities, foreign exchange gains or losses and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

The following table provides a reconciliation of net earnings attributable to equity holders of IAMGOLD as per the consolidated interim statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

($ millions, except where noted)	Three months ended March 31,
	2013	2012
Earnings before income taxes and non-controlling interests	$53.3	$178.8

Adjusted items:
• Impairment of investments	27.4	4.6
• Interest expense on senior unsecured notes	7.7	—
• Foreign exchange losses (gains)	1.6	(11.1)
• Unrealized derivative losses (gains)	12.0	(9.6)
• Gains on sale of marketable securities	—	(5.6)
• Losses (gains) on sale of assets	0.3	(2.3)
• Changes in estimates of asset retirement obligations at closed sites	(2.3)	(3.1)

	46.7	(27.1)

Adjusted earnings before income taxes and non-controlling interests	100.0	151.7
• Income tax expenses	(36.0)	(49.8)
• Tax impact of adjusted items	0.1	(0.5)
• Non-controlling interests	(6.4)	(9.8)

Adjusted net earnings attributable to equity holders of IAMGOLD	$57.7	$91.6

Basic weighted average number of common shares outstanding (millions)	376.6	376.0

Basic adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.15	$0.24

Effective adjusted tax rate (%)	36%	33%

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP measure for operating cash flow before changes in working capital and operating cash flow before changes in working capital per share. This measure is defined as cash generated excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow before changes in working capital:

($ millions, except where noted)	Three months ended March 31,
	2013	2012[1]
Cash flow generated from operating activities per consolidated interim financial statements	$99.5	$149.2
Adjusting items from non-cash working capital items and non-current ore stockpiles
• Receivables and other current assets	(7.5)	(16.1)
• Inventories and non-current ore stockpiles	27.1	26.4
• Accounts payable and accrued liabilities	(3.9)	21.3

Operating cash flow before changes in working capital	$115.2	$180.8

Basic weighted average number of common shares outstanding (millions)	376.6	376.0

Basic operating cash flow before changes in working capital per share ($/share)	$0.31	$0.48

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of depreciation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the cost of sales, excluding depreciation as per the consolidated interim statements of earnings.

($ millions, except where noted)	Three months ended March 31,
	2013	2012
Cost of sales[1], excluding depreciation	$146.0	$141.4
Less: Cost of sales for non-gold segments[2], excluding depreciation	31.4	31.0

Cost of sales for gold segments, excluding depreciation	114.6	110.4
Adjust for:
By-product credit (excluded from cost of sales)	(0.3)	(0.6)
Stock movement	14.8	7.7
Other mining costs	(4.2)	(4.7)
Cost attributed to non-controlling interests	(8.6)	(8.1)

	1.7	(5.7)

Cash costs – operating mines	116.3	104.7
Cash costs – Sadiola and Yatela (joint ventures)	31.9	36.4

Total cash costs	$148.2	$141.1

Attributable gold production – operating mines (000s oz )	159	175
Attributable gold production – Sadiola and Yatela (joint ventures) (000s oz )	29	32

Total attributable gold production (000s oz)	188	207

Total cash costs ($/oz)	$787	$679

[1]	As per note 26 of the Company’s consolidated interim financial statements.
[2]	Non-gold segments consist of Niobium, Corporate, and Exploration and Evaluation.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine to realized gold price less total cash cost per ounce produced.

($/oz of gold)	Three months ended March 31,
	2013	2012
Realized gold price	$1,631	$1,702
Total cash costs	787	679

Gold margin	$844	$1,023

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per the consolidated interim statements of earnings.

($ millions, except where noted)	Three months ended March 31,
	2013	2012
Revenues from the Niobec mine as per segmented information	$49.7	$48.4
Cost of sales from the Niobec mine as per segmented information, excluding depreciation expenses	(30.1)	(29.8)
Other costs	—	(0.2)

Operating margin	$19.6	$18.4

Sales volume (millions of kg Nb)	1.2	1.2

Operating margin ($/kg Nb)	$16	$16

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2013